FY2007 Consolidated Financial Results
                     (April 1, 2006 through March 31, 2007)

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United
                               States of America)

        English translation from the original Japanese-language document

                                                                                                                 May 9, 2007
  Company name                                               : Toyota Motor Corporation
  Stock exchanges on which the shares are listed             : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                               Stock Exchanges in Japan
  Code number                                                : 7203
  URL                                                        : http://www.toyota.co.jp
  Representative                                             : Katsuaki Watanabe, President
  Contact person                                             : Takuo Sasaki, General Manager, Accounting Division
                                                               Tel. (0565) 28-2121
  Date of the ordinary general shareholders' meeting         : June 22, 2007
  Payment date of cash dividends                             : June 25, 2007
  Filing date of financial statements                        : June 25, 2007


                                                                            (Amounts are rounded to the nearest million yen)

   1. Consolidated Results for FY2007 (April 1, 2006 through March 31, 2007)

   (1) Consolidated financial results                                                       (% of change from previous year)
   -------------------------------------------------------------------------------------------------------------------------
                                                                         Income before income
                                                                       taxes, minority interest
                                                                      and equity in earnings of
                         Net revenues             Operating income       affiliated companies            Net income
   -------------------------------------------------------------------------------------------------------------------------
                     Million yen        %       Million yen        %      Million yen         %       Million yen        %
   FY2007             23,948,091   (13.8)         2,238,683   (19.2)        2,382,516    (14.1)         1,644,032   (19.8)
   FY2006             21,036,909   (13.4)         1,878,342   (12.3)        2,087,360    (19.0)         1,372,180   (17.2)
   -------------------------------------------------------------------------------------------------------------------------


   -------------------------------------------------------------------------------------------------------------------------
                 Net income per       Net income per              Ratio of          Ratio of income     Ratio of operating
                      share                 share              shareholders'        before taxes to       income to net
                     - Basic             - Diluted          equity to net income     total assets            revenues
   -------------------------------------------------------------------------------------------------------------------------
                                 Yen                   Yen                    %                     %                    %
   FY2007                     512.09                511.80                 14.7                   7.8                  9.3
   FY2006                     421.76                421.62                 14.0                   7.9                  8.9
   -------------------------------------------------------------------------------------------------------------------------
     Reference:  Equity in earnings of affiliated  companies:  FY2007 209,515  million yen, FY2006  164,366 million yen.


   (2) Consolidated financial position
   -------------------------------------------------------------------------------------------------------------------------
                       Total assets           Shareholders' equity             Ratio of           Shareholders' equity per
                                                                         shareholders' equity              share
   -------------------------------------------------------------------------------------------------------------------------
                              Million yen                Million yen                          %                        Yen
   FY2007                      32,574,779                 11,836,092                       36.3                   3,701.17
   FY2006                      28,731,595                 10,560,449                       36.8                   3,257.63
   -------------------------------------------------------------------------------------------------------------------------


   (3) Consolidated cash flows
   -------------------------------------------------------------------------------------------------------------------------
                                                                                                          Cash and cash
                             From operating             From investing             From financing      equivalents at end of
                               activities                 activities                 activities                year
   -------------------------------------------------------------------------------------------------------------------------
                              Million yen                Million yen                Million yen                Million yen
   FY2007                       3,238,173                (3,814,378)                    881,768                  1,900,379
   FY2006                       2,515,480                (3,375,500)                    876,911                  1,569,387
   -------------------------------------------------------------------------------------------------------------------------


                      FY2007 Consolidated Financial Results
                     (April 1, 2006 through March 31, 2007)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

        English translation from the original Japanese-language document

   2.  Cash dividends


   -------------------------------------------------------------------------------------------------------------------------
                        Cash dividends per share         Total amount of cash    Dividends payout        Ratio of total
                 ----------------------------------------      dividends              ratio            amount of dividends
                   Interim      Year-end      Annual           (annual)            (consolidated)       to shareholders'
                                                                                                      equity (consolidated)
   -------------------------------------------------------------------------------------------------------------------------
                         Yen          Yen           Yen           Million yen                      %                     %
   FY2006              35.00        55.00         90.00               292,141                   21.3                   3.0
   FY2007              50.00        70.00        120.00               384,666                   23.4                   3.4
   -------------------------------------------------------------------------------------------------------------------------


   3. Forecast of consolidated results for FY2008 (April 1, 2007 through March 31, 2008)
                                                                                            (% of change from previous year)
   -------------------------------------------------------------------------------------------------------------------------
                                                                          Income before income
                       Net revenues             Operating income       taxes, minority interest           Net income
                                                                      and equity in earnings of
                                                                         affiliated companies
   -------------------------------------------------------------------------------------------------------------------------
                         Million yen    %           Million yen    %           Million yen    %           Million yen    %
   FY2008              25,000,000   (4.4)          2,250,000   (0.5)           2,400,000  (0.7)           1,650,000  (0.4)
   -------------------------------------------------------------------------------------------------------------------------
   Forecast of net income per share - Basic (FY2008): 515.96 Yen


   4.  Others

   (1) Changes in significant subsidiaries during FY2007 : yes
       (changes in specified subsidiaries resulting in changes in scope of consolidation)

        New :          None
        Excluded :   1 company (Company name : Toyota Motor North America, Inc.)
        (Note): Please refer to "Overview of Associated Companies" on page "Consolidated 6" for further information

   (2) Number of shares issued and outstanding (common stock)

    1.  Number of shares issued and outstanding at the end of each fiscal year :
        FY2007 3,609,997,492 shares, FY2006 3,609,997,492 shares
    2. Number of treasury shares at the end of each fiscal year : FY2007 412,060,800 shares, FY2006 368,240,025 shares
    3.  Average number of shares issued and outstanding in each fiscal year :
        FY2007 3,210,422,730 shares, FY2006 3,253,450,041 shares

Cautionary Statement with Respect to Forward-Looking Statements

          This report contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.